
Mail Stop 7010

September 12, 2008

via U.S. mail and facsimile

Mr. Steven M. Healy
Chief Financial Officer
Imperial Industries, Inc.
3790 Park Central Boulevard North
Pompano Beach, FL 33064

> **RE: Imperial Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-07190**

Dear Mr. Healy:

We have reviewed your response letter dated September 5, 2008, to our letter dated August 12, 2008, and have the following comments. Where indicated, we think you should revise your document in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Doubtful Accounts, page 19

1. We have reviewed your proposed revised disclosure in response to our prior comment 2. We note your proposed disclosure continues to be very general. In light of your disclosure on page 22, "collections of accounts receivable have slowed during the year and worsened in the fourth quarter of 2007 primarily due to the financial difficulties our customers are experiencing, who generally are small to midsize subcontractors, because of the condition of the residential and commercial construction industry," we repeat our prior comment to specifically discuss how you determined your allowance based on your customer base, including your assumptions used, and address how you determined your remaining accounts receivable balance is collectible. Your statement in your proposed disclosure, that, "we believe our receivables are collectible due to our extensive credit approval process and our periodic review of credit worthiness of our customers" appears to contradict your disclosure noted above and the increase in your provision for doubtful accounts year over year. Therefore, expand your disclosure to specifically address your current business environment. Please provide us with your proposed disclosure.

Results of Operations, page 21

2. In response to our prior comment 3, we note that in your proposed revised disclosures, you disclose that, "The increase in finished goods inventory is due primarily to the build up of new product offerings to position the Company to sell a broader range of products in 2008 in both the residential and commercial construction markets with the objective of generating more sales from our existing customers and to attract new customers." We note your net sales have decreased in the three months ended and six months ended June 30, 2008, compared to the respective prior periods. You disclose on page 21 of your Form 10-Q for the quarterly period ended June 30, 2008, that, the decrease in your net sales was principally due to a reduction in demand for your products in the residential and commercial construction markets related to the decline in construction activity in the Southeast United States. You further disclose on page 21, that, you expect pressure on your gross profit margins through the remainder of 2008 due to the continued reduced levels of demand for your products. In consideration that your inventory balance has continued to increase through June 30, 2008, yet your net sales continues to decrease and your gross profit is being negatively affected by the decline in net sales, please provide a discussion in your MD&A in future filings to discuss the impact of building up new product offerings on your net sales, specifically addressing why your net sales and gross profit continue to decrease in spite of your strategy to increase inventory and your continuing assessment of the recoverability of your remaining inventory balance within your current business environment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief